Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway Announces profit warning, intention to exit or sell non-core lines and reaffirms corporate restructuring plan

     TORONTO, Feb. 9 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway" or "Company") today announced that it expects to report a material fourth quarter loss due to underwriting losses at its subsidiary
Lincoln General Insurance Company ("Lincoln"), impairments to goodwill, further valuation allowance of future tax assets and net realized losses on investments. All amounts contained within this press release are in U.S.
dollars.

     <<
     The Company announced it will undertake a strategy that includes:

     -   reducing the volatility of the balance sheet to protect the Company's capital through the divestiture of the common share equity portfolio;
     -   shrinking premium by approximately $350 million to achieve an acceptable level of capital, which will include exiting non-core and/or unprofitable lines of business at Lincoln and Southern United
         Fire Insurance Company ("Southern United");
     -   selling non-core assets and running off of certain business with the objective to free up approximately $200 million in capital; and
     -   continuing corporate restructuring plan to focus on core lines of business and reduce expenses in excess of $80 million.
     >>

     In addition, Mr. Robert Gillespie has also resigned from the Board of
Directors for personal reasons.

     Underwriting loss at Lincoln

     Throughout 2008, terminating unprofitable programs and exiting non-core lines of business was a priority at Lincoln, and as a result of this and other factors, written premiums were reduced by approximately $347 million or 43%.
The Company announced that it expects to report an underwriting loss of approximately $80 million at Lincoln in the fourth quarter of 2008. Included in this underwriting loss are increases in Lincoln's provisions for estimated unpaid claim reserves to maintain the gross provision for unpaid claims (net of salvage and subrogation) at or above the point estimate as recommended by the independent appointed external actuary. The largest increase is attributable to Lincoln's terminated artisan contractors' general liability book of business which accounted for approximately $42 million of Lincoln's estimated unfavourable reserve development for prior accident years. A portion of that increase related to costs incurred to bring the claims in-house during the fourth quarter of 2008. Lincoln's provision for estimated unfavourable reserve development for the fourth quarter is approximately $70 million.

     Goodwill impairment and future tax asset valuation allowance

     As a result of this underwriting loss and other factors, the Company has made an initial assessment that the goodwill asset will be impaired as well as that a further valuation allowance will be recorded against the future tax asset. The Company estimates that these non-cash related charges will be in a range of $184 million to $204 million.

     Net realized investment losses

     Net realized losses from the securities portfolio, including write-downs of fixed income and equity investments that are considered to be other than temporarily impaired will result in a net realized loss of approximately $114 million in the quarter. This includes a write-down of all of the unrealized losses on the common share equity portfolio as of December 31, 2008 as a result of the Company's intent to divest of this portfolio.

     Net loss for the quarter

     It is expected that the impact of the aforementioned items will increase the net loss for the quarter to approximately $324 million to $344 million or approximately $5.88 to $6.24 loss per share. The book value of the Company is expected to be approximately $8.37 to $8.74 (C$10.19 to C$10.65) per share as at December 31, 2008.

     Corporate restructuring plan

     Kingsway will de-risk its business portfolio and focus investment by exiting non-core and unprofitable lines of business at its Lincoln and
Southern United subsidiaries, subject to the necessary regulatory approvals.
The Company is looking at strategic alternatives in conjunction with the
Pennsylvania Insurance Department relative to the future of Lincoln. Our objective will be to maximize the value of business controlled by wholly owned subsidiaries Avalon Risk Management Inc. and its assigned risk business through RPC Insurance Agency LLC, and a select amount of profitable specialty transportation and surety business distributed by key partners. We anticipate these changes will reduce written premium by approximately $350 million in
2009.
     The Company has also commenced the execution of a transformation program that will concentrate the organization in its core and profitable lines of business and is targeted to improve the group's financial stability in the current economic climate.
     The Company will consolidate operations in both the U.S. and Canada, simplifying the management structure, reducing costs through synergies and operational efficiencies, and positioning Kingsway to seize competitive advantage. Management anticipates that the plan will deliver estimated annual savings in excess of $80 million by the end of 2010, and significantly reduce its future cost base.
     As the Company exits businesses, streamlines operations, and adjusts the cost of doing business to reflect current revenue levels, there will be an impact on employees. Management currently estimates that as a result, approximately 750 additional positions will be eliminated over the next 18-24 months. The Company will continue to monitor staff requirements as the business context and volume change, and adjust accordingly.
     Colin Simpson was recently appointed to the newly created role of Senior
Vice President & Chief Operating Officer, with accountability for leading the transformation. Reporting to Shaun Jackson, President & Chief Executive
Officer, Mr. Simpson has a two-fold mandate: drive execution of the change agenda to build the platform for long-term profitable growth, while ensuring the business continues to focus on achieving short-term objectives in a difficult market.
     As the first step in creating a more effective and efficient operating structure, the Company will move quickly to transition from the current nine operating companies to three operating units:

     <<
     -   Scott Wollney (who co-founded and managed the Avalon subsidiary and was recently appointed President & CEO, Lincoln) will take on the role of President & CEO of the Commercial Lines business in the
         United States.

     -   Marc Romanz (President & CEO, Universal Casualty Company) will take on the role of President & CEO of the Personal Lines business in the
         United States.

     -   John McGlynn (President & CEO, Kingsway General Insurance Company)
         and Serge Lavoie (President & CEO, Jevco Insurance Company Inc.) will divide management of the Canadian business, with Mr. McGlynn responsible for Specialty lines and Mr. Lavoie responsible for
         Standard lines and the Quebec-based business.
     >>
     Messrs. Wollney, Romanz, McGlynn and Lavoie will report to Mr. Simpson, who will also have responsibility for the corporate functions of Claims,
Underwriting and full authority for IT, HR and Facilities in relation to this transformation initiative. Support functions for the two United States business units will ultimately be provided through a shared services model, and a similar structure will be put in place to support the Canadian business.
A determination of how the company can best leverage existing brand equity in the new operating model will be made in the early stages of the project.
     To support these leaders in meeting the challenge of managing change while continuing to effectively run the day-to-day business, Robert Zieper, currently President & CEO of Mendota Insurance Company, has agreed to take on the role of Chief Strategy Officer (United States). In this role, Mr. Zieper will lead the US transition, working closely with Mr. Simpson, the Operating
Unit CEOs, and the Project Management Office that has been established to ensure disciplined, efficient implementation.
     "These moves reflect the urgent need to reduce costs and focus on our core business lines. We also need to put the issues at Lincoln and Southern
United behind us, and stabilize the company's finances," said Mr. Jackson.
"The result will be a more focused, flexible and competitive enterprise."
     "Simplifying the structure also allows us to implement more effective processes across the Company and to price our products with more accuracy, improving our market competitiveness," Mr. Jackson commented. "We know that within our operating units we have centres of excellence in different aspects of running the business. We can learn from these best practices and put them to work across the Company through our strategic shared services model. Our goal is to build an operating model that focuses our resources on our core businesses, that will deliver shareholder value for the long term, and that can scale easily in response to market changes and opportunities."

     Resignation of Director

     Robert (Bob) Gillespie resigned from the Board of Directors of Kingsway
Financial Services Inc. on February 5, 2009 due to personal circumstances. Mr.
Gillespie has served as Director since November, 2006 and has contributed greatly to the Company during his two years of service.
     David Atkins, non-executive Chairman of the Board commented: "Bob has strong management and operational experience that was an asset to the Kingsway group of companies. We will miss his advice and recommendations. We wish him all the best for the future."

     <<
     Forward Looking Statements
     ---------------------------
     >>
     This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its
2007 Annual Report under the heading Risk Factors in the Management's
Discussion and Analysis section. The securities filings can be accessed on the
Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at
www.sec.gov or through the Company's website at www.kingsway-financial.com.
The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the
U.S. Canadian subsidiaries include Kingsway General Insurance Company and
Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Lincoln General Insurance Company, U.S. Security Insurance Company, American
Country Insurance Company, Zephyr Insurance Company, Mendota Insurance Company
and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial
Services Inc. are listed on the Toronto Stock Exchange and the New York Stock
Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 08:30e 09-FEB-09